

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2012

Via E-mail
Mr. John Busshaus
Chief Financial Officer
Future Healthcare of America
5001 Baum Boulevard, Suite 770
Pittsburgh, PA 15213

> **Re:** **Future Healthcare of America**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2012**
> **File No. 333-182338**

Dear Mr. Busshaus:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 8

1. The second risk factor continues to indicate that the transaction should not be taxable to recipients of shares in the spin-off. Please revise or advise.

FHA's Business (Interim), page 22

2. We partially reissue comment five of our letter dated July 20, 2012. Please revise your disclosure regarding the business operations of FHA and its subsidiary to include a description of the effect of existing or probable government regulations on the business and any government approvals necessary to conduct your business.

Staffing, page 23

3. We note your added disclosure that you currently have a total of 120 employees, of which 35 work full time. Please reconcile this disclosure with the disclosure under Employees on page 25 where you state that you have 30 full time employees. Also, for the sake of clarity, please consolidate your disclosure regarding your employees in one location.

Pro Forma Financial Information, page 32

4. We note your response to comment 9 from our prior letter dated July 20, 2012 indicating that you have modified your pro forma balance sheet to comply with the requirements of Article 11. However, we note your narrative disclosure at page 32 states that your pro forma balance sheet gives effect to the transaction as if it occurred as of June 30, 2011 rather than June 30, 2012. Please amend your narrative disclosures and present a pro forma balance sheet as of the date at the end of the most recent period for which a balance sheet is required to comply with Rule 11-02(b)(6) of Regulation S-X.

5. We note your response to prior comment 10 regarding your $50,000 adjustment for audit and shareholder meeting costs. Your response did not address how you determined that these adjustments are factually supportable under Rule 11-02(b)(6) of Regulation S-X. Please tell us how these adjustments are based on reliable, documented evidence and therefore are appropriately included in your proforma adjustments. Otherwise, please revise to remove these costs.

Note 3 – Goodwill, page F-10

6. We note your response to comment 15 indicates that you determined that goodwill associated with your Casper and Billings reporting units were not impaired after comparing the "carrying value of the goodwill versus the estimated fair value based on the future earnings of each reporting unit." We also note that you present tables in your response which compare "Management's estimate of fair value" versus the carrying value of your goodwill. Please address the following points:

   - Tell us how your calculation of impairment loss for the year ended December 31, 2011 and the six month period ended June 30, 2012 is consistent with the two step approach outlined in FASB ASC Section 350-20-35, specifically addressing why you are comparing the fair value of the reporting unit to only the carrying value of goodwill and not the carrying value of the reporting unit, which includes goodwill; and

   - Clarify whether the figures labeled as "Managements estimates of fair value" represent the fair value of the reporting unit as calculated under Step 1 of the impairment test or the implied fair value of goodwill as calculated under Step 2.

7. Please provide and file as an exhibit, an updated consent from your independent registered public accounting firm with your next amendment.

Exhibits
Interim Healthcare Full Service Franchise Agreement

8. We reissue comment 17 of our letter dated July 20, 2012. We note that this agreement refers to Exhibits B and C that do not appear to be attached. Please refile this agreement with all attachments or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Shaz Niazi at (202) 551-3121 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director